Exhibit 99.1
Cascades appoints Luc Langevin as President and Chief Operating Officer
of Cascades Specialty Products Group
Kingsey Falls, May 2, 2011 — Cascades Inc. (TSX: CAS) announces today the appointment of Luc Langevin as President and Chief Operating Officer of the Cascades Specialty Products Group (SPG).
Since 1995, Luc has occupied management positions within the Cascades Specialty Products Group. He was Plant Manager for two years and has been General Manager for the past fourteen years. Until today, he was the General Manager of SPG’s Industrial Packaging sector which includes ten plants that are specialized in honeycomb, papermill packaging and uncoated board.
Luc is a disciplined and rigorous manager who has demonstrated the ability to meet expected results. As an active member of the Group’s management committee, he has great knowledge of SPG’s environment and its objectives. This appointment, which follows Mario Plourde’s nomination as COO of Cascades Inc., will ensure continuity towards the achievement of our development plan.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,400 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Media
Hubert Bolduc
Vice-President, Communications and Public Affairs
Cascades Inc.
514-912-3790
hubert_bolduc@cascades.com

Investors
Didier Filion
Director, Investor Relations
514-282-2697
didier_filion@cascades.com
Source Mario Plourde Chief Operating Officer Cascades Inc.